

Mail Stop 4631

February 26, 2010

Mr. Bradley S. Forsyth
Senior Vice President and Chief Financial Officer
Willis Lease Finance Corporation
773 San Marin Drive, Suite 2215
Novato, CA 94998

> **RE:** **Form 10-K for the year ended December 31, 2008**
> **Definitive Proxy Statement on Schedule 14A filed on April 29, 2009**
> **File No. 001-15369**

Dear Mr. Forsyth:

We have reviewed the above-referenced filings and have the following comments.

Definitive Proxy Statement on Schedule 14A filed on April 29, 2009

1. We note your response to comment 5 in our letter dated January 28, 2010. From your response to comment 12 in our letter dated December 3, 2009, we note that you benchmark annual cash compensation against a percentage of the 75th percentile of the market. Please revise your disclosure to address where each named executive officer's actual annual compensation fell relative to his respective benchmark and explain why cash compensation amounts exceeded or fell short of these benchmarks.

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Andrew Schoeffler, Senior Staff Attorney, at (202) 551-3748 if you have any questions.

Sincerely,

Pamela A. Long
Assistant Director